Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Artio Global Investors Inc.:

We consent to the incorporation by reference in the registration statement on Form S-3 of Artio Global Investors Inc. of our reports dated February 29, 2012, with respect to the consolidated statements of financial position of Artio Global Investors Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity, and cash flows, for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Artio Global Investors Inc., and to the reference to our firm under the heading “Experts” in the related prospectus.

/s/ KPMG LLP

New York, New York

April 25, 2012